February 24, 2011

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amended Registration Statement on Form S-1

Filed February 7, 2011

File No. 333-162084

Dear Mr. Morris:

The following is our response to your comment letter of February 22, 2011.

Cover Page

1.

Please revise the second paragraph of the cover page to disclose, if true, and as stated elsewhere in the prospectus, that 10% of the proceeds of the offering will be released to the registrant upon closing of the offering. Your current cover page disclosure states that proceeds will be released when the minimum proceeds are raised. Revise the prospectus and escrow agreement for consistency.

Revised to disclose that 10% of the proceeds of the offering will be released to the registrant upon closing of the offering.

Rights and Protections Under Rule 419, page 4

2.

Revise the first sentence of this section to clarify, if true, that the proceeds of the offering will be placed into escrow promptly, rather than three days after receipt. Please also revise the escrow agreement for consistency.

Both this section and the escrow agreement revised to clarify that the proceeds of the offering will be place into escrow promptly.

The Offering, page 5

3.

Please remove the statement in the final sentence of the second paragraph that Mr. Sisk may offer his shares for an indefinite period of time.

Sentence that Mr. Sisk may offer his shares for an indefinite period of time has been removed.

Disadvantages of a Blank Check Offering, page 12

4.

Please explain clearly what you mean when you state that “both of these processes may be more complicated and complex due to the acquisition with a blank check.”

Revised to read “This process may be more …”

Plan of Distribution, page 16

5.

Please tell us when you intend to file the pre-effective amendment disclosed in the last sentence of the third paragraph on page 17.

This reference was deleted.

6.

Revise the fourth paragraph on page 17 to disclose whether the acquisition must be a specific percentage of the amount raised in the offering and the specific percentage of investors that must reconfirm the offering. In addition, please revise the penultimate paragraph on page 17 to clarify that subscription funds may be released upon consummation of an acquisition meeting the Rule 419 requirements, or in the event no such acquisition is completed, 18 months after the date of effectiveness.

Revised to read: “the deposited securities may not be released until an acquisition meeting certain specified criteria (80% of the value of the amount of the offering) has been consummated and a sufficient number of investors ( holders of 80% of the shares sold hereunder) reconfirm”

And

“requirement. All subscription agreements and checks are irrevocable. Subscription funds may be released upon consummation of an acquisition meeting the Rule 419 requirements, or in the event no such acquisition is completed, 18 months after the date of effectiveness. The Company expressly reserves the right to either accept or reject any subscription. Any subscription rejected will be returned to the subscriber”

7.

Revise to disclose in this section when and how your escrow agent will determine whether the minimum offering amount has been sold.

Disclosure added that the Escrow agent will determine whether the minimum offering amount has been sold solely based upon the account records of the insured depository institution.

General Business Plan, page 22

8.

Refer to the final sentence of the penultimate paragraph on page 23. Note that audited financial statements may not be acquired within a reasonable time after closing of the proposed transaction. Revise accordingly. Make similar revisions to the final sentence of the third-to-last paragraph on page 23.

Revised to state that such audits must be furnished prior to the consummation of a merger or acquisition.

Directors, Executive Officers, Promoters and Control Persons, page 26

9.

Confirm, if true, that there is no relationship between OICco Acquisition I and OICco Acquisition II, III and IV.

There is no relationship between OICco Acquisition I and II, III and IV. Joshua Sisk the sole officer and director of OICco Acquisition I, Inc. is the son in law of Ron Davis the sole officer and director of OICco Acquisition II, III and IV. OICco Acquisition I, II, III and IV all share the same office. Mr. Sisk shall give no consideration to OICco Acquisiton II, III or IV in relation to the sale of securities or the finding of a merger or acquisition candidate, thus there is no conflict disclosure necessitated.

Financial Statements, page F-1

10.

Please update the financial statements when required by Rule 8-08 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

Updated financial statements and consent attached.

Escrow Agreement

11.

We note that the prospectus is inconsistent with several of the terms of the escrow agreement. For instance, you disclose in the prospectus that:

•

The offering period may not be extended, which is contrary to the terms of the escrow agreement;

•

The escrow agreement will terminate upon receipt of the maximum offering amount, which is contrary to the terms of the escrow agreement (and Rule 419); and

•

The escrow agent, United Western Bank, will delegate its responsibilities to United Western Trust; however, United Western Trust does not appear to be a signatory to the escrow.

Please revise accordingly.

Escrow Agreement and Prospectus revised for consistency. Due to its take-over by the FDIC, United Western was unable to continue as escrow agent. A new Escrow Agreement with Evolve Bank & Trust is attached as an exhibit to the registration statement.

12.

It is unclear how the deposit of the selling shareholder’s shares in the escrow account, and subsequent sale of those shares, is consistent with Rule 419 given that deposited shares may not be released from escrow until a suitable transaction has been consummated and reconfirmed. Please advise. In your response, please clarify why the escrow agreement suggests that shares will be deposited in the escrow account “promptly upon issuance” even though Mr. Sisk’s shares are already outstanding and why the escrow agreement does not provide instructions governing the actions of the escrow agent with respect to transfer requests by the selling shareholder.

Mr. Sisk shall not deposit his shares prior to their sale. After such sale the shares (broken into the names of the purchasers) and the purchase funds shall be deposited into the escrow by Mr. Sisk. Thus there can be no transfer requests by the selling shareholder as he will no longer hold the shares by the time they are deposited into escrow. Please note section ii under Deposit of Securities in Section 3 of the escrow agreement.

Exhibit 5.1

13.

Revise the subject line of the opinion to clarify that the company is a Delaware corporation, not a Nevada corporation.

Revised to state Delaware corporation.

14.

The assumption contained in the second sentence of the third paragraph of the opinion is overbroad and should be removed. Similarly, please remove that portion of the final sentence of the same paragraph which refers to materials that you have relied upon without verification.

Assumption contained in the second sentence of the third paragraph of the opinion removed.

Materials that have been relied upon without verification section has been removed.

15.

Revise the third-to-last paragraph of the opinion to clarify that the shares to be sold are duly authorized. In addition, please revise to clarify that the shares, when sold by the company, will be legally issued, fully paid and non-assessable. The current language of the opinion refers to effectiveness of the registration statement and includes a typographical error which confuses the meaning of the opinion. Please also correct a similar typographical error in the opinion relating to the sale of shares by the selling shareholder.

Revised to state duly authorized.

Clarified that the shares when sold by the company will be legally issued, fully paid and non-assessable.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk,

President

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